Immediate
          Daniel  P.  Zoellner
          314/877-7052


               RALCORP HOLDINGS, INC. ANNOUNCES FINAL RESULTS OF
                        DUTCH AUCTION SELF-TENDER OFFER

ST. LOUIS, MO, NOVEMBER 20, 1998 Ralcorp Holdings, Inc. today announced the final results of its self-tender offer for up to 5,000,000 shares of its Common Stock, or about 15.8 percent of its outstanding Common Stock. The offer expired at midnight (EST) on November 13, 1998.

Based on a final count by the depository, the Company purchased 586,368 shares of its Common Stock at a purchase price of $16.00 per share in accordance with the terms of the tender offer. The per share price was determined through a procedure commonly referred to as a "Dutch Auction." (See Editor's Note.) Shareholders who tendered their shares at or below $16.00 per share had their shares purchased by the Company at the $16.00 per share price.

First Chicago Trust Company of New York, the depository for the offer, will complete issuing payments as soon as possible.

Ralcorp Holdings, Inc. is a leading manufacturer of private label ready-to-eat and hot cereals, crackers and cookies and private label and value brand snack nuts.

EDITORS NOTE Under this tender offer, the price to be paid per share was set by "Dutch Auction," meaning the Company pays only that amount per share which is necessary, within the stated range, in order to secure the number of shares tendered within the share parameters established in the offer. Once the price per share was determined, all shareholders are paid the same amount for each share of stock sold.

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